MTU Aero Engines

RECEIVED

2008 MAY 19 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002603

082-34917

BY COURIER

Ulrich Passow
Dept. AR

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

Munich, May 9, 2008

SUPPL

**MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

PROCESSED
MAY 21 2008
THOMSON REUTERS

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on April 28, 2008

2) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on May 5, 2008

3) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on May 6, 2008

4) Notification of dividend disbursements of the company published in the "elektronischer Bundesanzeiger" on May 8, 2008

5) Resolution on authorization to acquire and use own shares published in the "elektronischer Bundesanzeiger" on May 8, 2008

6) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on May 8, 2008

MTU Aero Engines GmbH
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 154230
VAT REG No.: DE 238391310

Bank Details:
Commerzbank AG, Munich
Bank Sorting Code: 700 400 41
Euro Bank Account: 220 400 600
HypoVereinsbank AG, Munich
Bank Sorting Code: 700 202 70
USD Bank Account: 802 828 659

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

Tel. (0 89) 14 89 38 04
Fax (0 89) 14 89 58 14
Ref.



5/19

MTU Aero Engines

Ulrich Passow
Dept. AR

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel

Encl.

**FERINO, Petra**

RECEIVED
2008 MAY 19 A 8:20
OFFICE OF INTERNATIONAL

**Von:** newsroom@dgap.de
**Gesendet:** Montag, 28. April 2008 17:45
**An:** FERINO, Petra
**Betreff:** Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS


**Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Voting Rights announcement**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed an Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

28.04.2008

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

**MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung**

28.04.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

1. Mr. William von Mueffling, USA, hat uns am 24. April 2008 folgendes mitgeteilt:

Ich, William von Mueffling, teile hiermit gemäß § 21 Abs. 1 WpHG mit, dass ich am 16. April 2008 die Schwelle von 3 % der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, überschritten habe und zu diesem Stichtag 3,05 % (entspricht 1.585.395 Stimmrechte) der Stimmrechte halte.

Die Stimmrechte sind mir gemäß § 22 Abs. 1 Nr. 6 in Verbindung mit Satz 2 WpHG sowie § 22 Abs. 2 Satz 1 2. Alternative WpHG zuzurechnen.

2. Die Cantillon Capital Management LLC, New York, USA, hat uns am 22. April 2008 folgendes mitgeteilt:

Wir, die Cantillon Capital Management LLC, the Investment Manager, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 16. April 2008 die Schwelle von 3 % der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, überschritten haben und zu diesem Stichtag 3,05 % (entspricht 1.585.395 Stimmrechte) der Stimmrechte halten .

Davon sind dem Investment Manager 2,41 % (entspricht 1.255.483 Stimmrechten) gemäß § 22 Abs. 1 Nr. 6 WpHG und 0,63 % (entspricht 329.912 Stimmrechten) gemäß § 22 Abs. 1 Nr. 6 in Verbindung mit Satz 2 WpHG sowie gemäß § 22 Abs. 2 S.1 2. Alt. WpHG zuzurechnen.

3. Die Cantillon Capital Ltd, Reading, Großbritannien, hat uns am 22. April 2008 folgendes mitgeteilt:

Wir, die Cantillon Capital Ltd, teilen gemäß § 21 Abs. 1 WpHG mit, dass wir am 16. April 2008 die Schwelle von 3 % der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, überschritten haben und zu diesem Stichtag 3,05 % (entspricht 1.585.395 Stimmrechte) der Stimmrechte halten.

Davon sind Cantillon Capital Ltd 0,63 % (entspricht 329.912 Stimmrechten) gemäß § 22 Abs. 1 S.1 Nr. 6 in Verbindung mit Satz 2 WpHG und 2,41 % (entspricht 1.255.483 Stimmrechten) gemäß § 22 Abs. 2 S.1 2. Alt. WpHG zuzurechnen.

4. Die Cantillon Capital Management LLP, London, Großbritannien, hat uns am 22. April 2008 folgendes mitgeteilt:

Wir, die Cantillon Capital Management LLP, der Investment Manager, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 16. April 2008 die Schwelle von 3 % der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, überschritten haben und zu diesem Stichtag 3,05 % (entspricht 1.585.395 Stimmrechte) der Stimmrechte halten.

Davon sind dem Investment Manager 0,63 % (entspricht 329.912 Stimmrechten) gemäß § 22 Abs. 1 Nr. 6 WpHG und 2,41 % (entspricht 1.255.483 Stimmrechten) gemäß § 22 Abs. 2 S.1 2. Alt. WpHG zuzurechnen.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

---

| | |
|---|---|
| Sprache: | Deutsch |
| Emittent: | MTU Aero Engines Holding AG<br>Dachauer Straße 665<br>80995 München<br>Deutschland |
| Internet: | www.mtu.de |

-----------------------------------------------------------------------------------------------------
-
Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-----------------------------------------------------------------------------------------------------
-

Ende der Mitteilung

**DGAP Meldepflichten-Service**
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| Verbreitungssystem / News wire | | Einspeisung / Release |
|---|---|---|
| | Bloomberg | 28.04.2008 17:43 |
| | Reuters | 28.04.2008 17:43 |
| vwd: | vwd | 28.04.2008 17:43 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium / Media | | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 28.04.2008 17:43 |
| | dpa-afx | 28.04.2008 17:43 |
| | dgap.de | 28.04.2008 17:43 |
| | FTD | 28.04.2008 17:43 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 28.04.2008 17:43 |
| Belgien | De Tijd | 28.04.2008 17:43 |
| Belgien | Belga | 28.04.2008 17:43 |
| Bulgarien | Pari | 28.04.2008 17:43 |
| Bulgarien | econ.bg | 28.04.2008 17:43 |
| Bulgarien | BTA | 28.04.2008 17:43 |
| Dänemark | Borsen | 28.04.2008 17:43 |
| Dänemark | ErhvervsBladet | 28.04.2008 17:43 |
| Estland | Postimees | 28.04.2008 17:43 |
| Estland | Eesti Ekspress | 28.04.2008 17:43 |
| Estland/Lettland/Litauen | BNS | 28.04.2008 17:43 |
| Finnland | Kauppalehti Oy | 28.04.2008 17:43 |
| Finnland | Helsingin Sanomat | 28.04.2008 17:43 |
| Frankreich | Les Echos | 28.04.2008 17:43 |
| Frankreich | boursier.com | 28.04.2008 17:43 |
| Frankreich | AFP | 28.04.2008 17:43 |
| Griechenland | Express | 28.04.2008 17:43 |
| Griechenland | Reporter.gr | 28.04.2008 17:43 |
| Griechenland | ANA | 28.04.2008 17:43 |
| Großbritannien | The Financial Times | 28.04.2008 17:43 |
| Großbritannien | FT.com | 28.04.2008 17:43 |
| Großbritannien/Irland | Press Association | 28.04.2008 17:43 |
| Irland | Irish Independent | 28.04.2008 17:43 |

| | | |
|---|---|---|
| Irland | The Irish Times | 28.04.2008 17:43 |
| Island | Vidskiptabladid | 28.04.2008 17:43 |
| Island | mbl.is | 28.04.2008 17:43 |
| Italien | Il Sole 24 Ore | 28.04.2008 17:43 |
| Italien | AGI | 28.04.2008 17:43 |
| Kroatien | Poslovni dnevnik | 28.04.2008 17:43 |
| Kroatien | Banka magazine | 28.04.2008 17:43 |
| Kroatien | Hina | 28.04.2008 17:43 |
| Lettland | Dienas Bizness | 28.04.2008 17:43 |
| Lettland | FinanceNet | 28.04.2008 17:43 |
| Liechtenstein | Liechtensteiner Volksblatt | 28.04.2008 17:43 |
| Liechtenstein | Radio Liechtenstein | 28.04.2008 17:43 |
| Litauen | Verslo Zinios | 28.04.2008 17:43 |
| Luxemburg | Luxemburger Wort | 28.04.2008 17:43 |
| Luxemburg | wort.lu | 28.04.2008 17:43 |
| Malta | Independent | 28.04.2008 17:43 |
| Malta | The Times of Malta | 28.04.2008 17:43 |
| Niederlande | Financieele Dagblad | 28.04.2008 17:43 |
| Niederlande | IEX.nl | 28.04.2008 17:43 |
| Niederlande | ANP | 28.04.2008 17:43 |
| Norwegen | aftenposten.no | 28.04.2008 17:43 |
| Norwegen | Aftenposten | 28.04.2008 17:43 |
| Norwegen | NTB | 28.04.2008 17:43 |
| Polen | Gazeta Prawna | 28.04.2008 17:43 |

| | | |
|---|---|---|
| Polen | Parkiet | 28.04.2008 17:43 |
| Polen | PAP | 28.04.2008 17:43 |
| Portugal | Expresso | 28.04.2008 17:43 |
| Portugal | Lusa | 28.04.2008 17:43 |
| Portugal | Diario Economico | 28.04.2008 17:43 |
| Rumänien | Capital | 28.04.2008 17:43 |
| Rumänien | Ziarul financiar | 28.04.2008 17:43 |
| Rumänien | Rompres | 28.04.2008 17:43 |
| Schweden | Dagens Industri | 28.04.2008 17:43 |
| Schweden | e24 | 28.04.2008 17:43 |
| Schweden | TT | 28.04.2008 17:43 |
| Schweiz | AWP | 28.04.2008 17:43 |
| Schweiz | Finanz und Wirtschaft | 28.04.2008 17:43 |
| Schweiz | finanzinfo.ch | 28.04.2008 17:43 |
| Skandinavien / Baltikum | OMX Group | 28.04.2008 17:43 |
| Slowakei | Hospodarske noviny | 28.04.2008 17:43 |
| Slowakei | oPeniazoch | 28.04.2008 17:43 |
| Slowakei | TASR | 28.04.2008 17:43 |
| Slowenien | Finance | 28.04.2008 17:43 |
| Slowenien | Kapital (not daily) | 28.04.2008 17:43 |
| Slowenien | STA | 28.04.2008 17:43 |
| Spanien | La Gacetta | 28.04.2008 17:43 |
| Spanien | CincoDias | 28.04.2008 17:43 |
| Spanien | EFE | 28.04.2008 17:43 |

| | | |
|---|---|---|
| Tschechische Republik | Hospodarske Noviny | 28.04.2008 17:43 |
| Tschechische Republik | hn.ihned.cz | 28.04.2008 17:43 |
| Tschechische Republik | CTK | 28.04.2008 17:43 |
| Ungarn | MTI | 28.04.2008 17:43 |
| Ungarn | magyartokepiac.hu | 28.04.2008 17:43 |
| Ungarn | Magyar Tokepiac | 28.04.2008 17:43 |
| Zypern | xak.com | 28.04.2008 17:43 |
| Zypern | CNA | 28.04.2008 17:43 |
| Zypern | Financial Mirror | 28.04.2008 17:43 |
| Österreich | WirtschaftsBlatt | 28.04.2008 17:43 |
| Österreich | wirtschaftsblatt.at | 28.04.2008 17:43 |
| Österreich | APA | 28.04.2008 17:43 |

**FERINO, Petra**



**Von:** newsroom@dgap.de

**Gesendet:** Montag, 5. Mai 2008 12:45

**An:** FERINO, Petra

**Betreff:** Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Voting Rights announcement**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed an Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

**MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung**

05.05.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

1. Mr. John Armitage, Großbritannien, hat uns am 29. April 2008 folgendes mitgeteilt:

Ich, John Armitage, teile hiermit gemäß § 21 Abs. 1 WpHG mit, dass ich am 24. April 2008 die Schwelle von 3% der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, unterschritten habe und zu diesem Stichtag 2,56 % (entspricht 1.330.448 Stimmrechte) der Stimmrechte halte.

Die Stimmrechte sind mir gemäß § 22 Abs. 1 Satz 1 Nr. 6 i.V.m. Satz 2 WpHG zuzurechnen.

2. Mr. William Bollinger, Großbritannien, hat uns am 29. April 2008 folgendes mitgeteilt:

Ich, William Bollinger, teile hiermit gemäß § 21 Abs. 1 WpHG mit, dass ich am 24. April 2008 die Schwelle von 3% der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, unterschritten habe und zu diesem Stichtag 2,56% (entspricht 1.330.448 Stimmrechte) der Stimmrechte halte.

Die Stimmrechte sind mir gemäß § 22 Abs. 1 Satz 1 Nr. 6 i.V.m. Satz 2 WpHG zuzurechnen.

3. Die Eger ton Capital Limited, London, Großbritannien, hat uns am 29. April 2008 folgendes mitgeteilt:

Wir, Egerton Capital Limited, General Partner des Investment Managers, Egerton Capital Limited Partnership, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 24. April 2008 die Schwelle von 3% der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, unterschritten haben und zu diesem Stichtag 2,56% (entspricht 1.330.448 Stimmrechte) der Stimmrechte halten.

Die Stimmrechte sind dem General Partner gemäß § 22 Abs. 1 Satz 1 Nr. 6 i.V.m. Satz 2 WpHG zuzurechnen.

4. Die Egerton Capital Limited Partnership, London, Großbritannien, hat uns am 29. April 2008 folgendes mitgeteilt:

Wir, Egerton Capital Limited Partnership, der Investment Manager, teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 24. April 2008 die Schwelle von 3% der Stimmrechte an der MTU Aero Engines Holding AG, München, Deutschland, unterschritten haben und zu diesem S tichtag 2,56% (entspricht 1.330.448 Stimmrechte) der Stimmrechte halten.

Die Stimmrechte sind dem Investment Manager gemäß § 22 Abs. 1 Satz 1 Nr. 6 i.V.m. Satz 2 WpHG zuzurechnen.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-----------------------------------------------------------------------------------------------------------
-

| | |
|---|---|
| Sprache: | Deutsch |
| Emittent: | MTU Aero Engines Holding AG<br>Dachauer Straße 665<br>80995 München<br>Deutschland |
| Internet: | www.mtu.de |

-----------------------------------------------------------------------------------------------------------
-

Ende der Mitteilung DGAP Meldepflichten-Service

Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

---------------------------------------------------------------------------------------------------
-

Ende der Mitteilung

**DGAP Meldepflichten-Service**
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| | Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|---|
| | Bloomberg | 05.05.2008 12:44 |
| | Reuters | 05.05.2008 12:44 |
| vwd: | vwd | 05.05.2008 12:44 |

**Auswahl aus dem deutschen Medienbündel:**

| | Medium / Media | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 05.05.2008 12:44 |
| | dpa-afx | 05.05.2008 12:44 |
| | dgap.de | 05.05.2008 12:44 |
| | FTD | 05.05.2008 12:44 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 05.05.2008 12:44 |
| Belgien | De Tijd | 05.05.2008 12:44 |
| Belgien | Belga | 05.05.2008 12:44 |
| Bulgarien | Pari | 05.05.2008 12:44 |
| Bulgarien | econ.bg | 05.05.2008 12:44 |
| Bulgarien | BTA | 05.05.2008 12:44 |
| Dänemark | Borsen | 05.05.2008 12:44 |
| Dänemark | ErhvervsBladet | 05.05.2008 12:44 |
| Estland | Postimees | 05.05.2008 12:44 |
| Estland | Eesti Ekspress | 05.05.2008 12:44 |
| Estland/Lettland/Litauen | BNS | 05.05.2008 12:44 |
| Finnland | Kauppalehti Oy | 05.05.2008 12:44 |
| Finnland | Helsingin Sanomat | 05.05.2008 12:44 |
| Frankreich | Les Echos | 05.05.2008 12:44 |
| Frankreich | boursier.com | 05.05.2008 12:44 |
| Frankreich | AFP | 05.05.2008 12:44 |
| Griechenland | Express | 05.05.2008 12:44 |
| Griechenland | Reporter.gr | 05.05.2008 12:44 |
| Griechenland | ANA | 05.05.2008 12:44 |
| Großbritannien | The Financial Times | 05.05.2008 12:44 |
| Großbritannien | FT.com | 05.05.2008 12:44 |
| Großbritannien/Irland | Press Association | 05.05.2008 12:44 |
| Irland | Irish Independent | 05.05.2008 12:44 |

| | | |
|---|---|---|
| Irland | The Irish Times | 05.05.2008 12:44 |
| Island | Vidskiptabladid | 05.05.2008 12:44 |
| Island | mbl.is | 05.05.2008 12:44 |
| Italien | Il Sole 24 Ore | 05.05.2008 12:44 |
| Italien | AGI | 05.05.2008 12:44 |
| Kroatien | Poslovni dnevnik | 05.05.2008 12:44 |
| Kroatien | Banka magazine | 05.05.2008 12:44 |
| Kroatien | Hina | 05.05.2008 12:44 |
| Lettland | Dienas Bizness | 05.05.2008 12:44 |
| Lettland | FinanceNet | 05.05.2008 12:44 |
| Liechtenstein | Liechtensteiner Volksblatt | 05.05.2008 12:44 |
| Liechtenstein | Radio Liechtenstein | 05.05.2008 12:44 |
| Litauen | Verslo Zinios | 05.05.2008 12:44 |
| Luxemburg | Luxemburger Wort | 05.05.2008 12:44 |
| Luxemburg | wort.lu | 05.05.2008 12:44 |
| Malta | Independent | 05.05.2008 12:44 |
| Malta | The Times of Malta | 05.05.2008 12:44 |
| Niederlande | Financieele Dagblad | 05.05.2008 12:44 |
| Niederlande | IEX.nl | 05.05.2008 12:44 |
| Niederlande | ANP | 05.05.2008 12:44 |
| Norwegen | aftenposten.no | 05.05.2008 12:44 |
| Norwegen | Aftenposten | 05.05.2008 12:44 |
| Norwegen | NTB | 05.05.2008 12:44 |
| Polen | Gazeta Prawna | 05.05.2008 12:44 |

| | | | |
|---|---|---|---|
| | Polen | Parkiet | 05.05.2008 12:44 |
| | Polen | PAP | 05.05.2008 12:44 |
| | Portugal | Expresso | 05.05.2008 12:44 |
| | Portugal | Lusa | 05.05.2008 12:44 |
| | Portugal | Diario Economico | 05.05.2008 12:44 |
| | Rumänien | Capital | 05.05.2008 12:44 |
| | Rumänien | Ziarul financiar | 05.05.2008 12:44 |
| | Rumänien | Rompres | 05.05.2008 12:44 |
| | Schweden | Dagens Industri | 05.05.2008 12:44 |
| | Schweden | e24 | 05.05.2008 12:44 |
| | Schweden | TT | 05.05.2008 12:44 |
| | Schweiz | AWP | 05.05.2008 12:44 |
| | Schweiz | Finanz und Wirtschaft | 05.05.2008 12:44 |
| | Schweiz | finanzinfo.ch | 05.05.2008 12:44 |
| OMX | Skandinavien / Baltikum | OMX Group | 05.05.2008 12:44 |
| | Slowakei | Hospodarske noviny | 05.05.2008 12:44 |
| | Slowakei | oPeniazoch | 05.05.2008 12:44 |
| | Slowakei | TASR | 05.05.2008 12:44 |
| | Slowenien | Finance | 05.05.2008 12:44 |
| | Slowenien | Kapital (not daily) | 05.05.2008 12:44 |
| | Slowenien | STA | 05.05.2008 12:44 |
| | Spanien | La Gacetta | 05.05.2008 12:44 |
| | Spanien | CincoDias | 05.05.2008 12:44 |
| | Spanien | EFE | 05.05.2008 12:44 |

| | | | |
|---|---|---|---|
| | Tschechische Republik | Hospodarske Noviny | 05.05.2008 12:44 |
| | Tschechische Republik | hn.ihned.cz | 05.05.2008 12:44 |
| | Tschechische Republik | CTK | 05.05.2008 12:44 |
| | Ungarn | MTI | 05.05.2008 12:44 |
| | Ungarn | magyartokepiac.hu | 05.05.2008 12:44 |
| | Ungarn | Magyar Tokepiac | 05.05.2008 12:44 |
| | Zypern | xak.com | 05.05.2008 12:44 |
| | Zypern | CNA | 05.05.2008 12:44 |
| | Zypern | Financial Mirror | 05.05.2008 12:44 |
| | Österreich | WirtschaftsBlatt | 05.05.2008 12:44 |
| | Österreich | wirtschaftsblatt.at | 05.05.2008 12:44 |
| | Österreich | APA | 05.05.2008 12:44 |

**FERINO, Petra**

RECEIVED
2008 MAY 19 A 8:20
OFFICE OF INTERNATIONAL

**Von:** newsroom@dgap.de
**Gesendet:** Dienstag, 6. Mai 2008 13:17
**An:** FERINO, Petra
**Betreff:** Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

----------------------------------------------------------------------------------------------------------
-

**Confirmation of Publication: Voting Rights announcement**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed an Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

06.05.2008

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

**MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung**

06.05.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Morgan Stanley, London, Großbritannien, hat uns am 30. April 2008 folgendes mitgeteilt:

Morgan Stanley, Wilmington, Delaware, USA, herewith notifies MTU Aero Engines Holding AG, München, Germany, pursuant Section 21 para 1 German Securities Trading Act that, on 23 April 2008, it has exceeded the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, München, Germany, and on that day holds 4.11% of the voting rights (= 2,138,679 shares, each carrying one voting right) whereby these voting rights are attributed to it pursuant to Section 22 para. 1 sent. 1 No. 1 German Securities Trading Act.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

---------------------------------------------------------------------------
-

| | |
|---|---|
| Sprache: | Deutsch |
| Emittent: | MTU Aero Engines Holding AG<br>Dachauer Straße 665<br>80995 München<br>Deutschland |
| Internet: | www.mtu.de |

---------------------------------------------------------------------------
-

Ende der Mitteilung DGAP Meldepflichten-Service



---------------------------------------------------------------------------
-

Ende der Mitteilung

**DGAP Meldepflichten-Service**
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

## Verbreitungsnetzwerk / Distribution network: TOG-Garantie / TOG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| | Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|---|
| — | Bloomberg | 06.05.2008 13:16 |

| | | |
|---|---|---|
| | Reuters | 06.05.2008 13:16 |
| | vwd | 06.05.2008 13:16 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium / Media | | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 06.05.2008 13:16 |
| | dpa-afx | 06.05.2008 13:16 |
| | dgap.de | 06.05.2008 13:16 |
| | FTD | 06.05.2008 13:16 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 06.05.2008 13:16 |
| Belgien | De Tijd | 06.05.2008 13:16 |
| Belgien | Belga | 06.05.2008 13:16 |
| Bulgarien | Pari | 06.05.2008 13:16 |
| Bulgarien | econ.bg | 06.05.2008 13:16 |
| Bulgarien | BTA | 06.05.2008 13:16 |
| Dänemark | Borsen | 06.05.2008 13:16 |
| Dänemark | ErhvervsBladet | 06.05.2008 13:16 |
| Estland | Postimees | 06.05.2008 13:16 |
| Estland | Eesti Ekspress | 06.05.2008 13:16 |
| Estland/Lettland/Litauen | BNS | 06.05.2008 13:16 |
| Finnland | Kauppalehti Oy | 06.05.2008 13:16 |
| Finnland | Helsingin Sanomat | 06.05.2008 13:16 |
| Frankreich | Les Echos | 06.05.2008 13:16 |

| | | |
|---|---|---|
| Frankreich | boursier.com | 06.05.2008 13:16 |
| Frankreich | AFP | 06.05.2008 13:16 |
| Griechenland | Express | 06.05.2008 13:16 |
| Griechenland | Reporter.gr | 06.05.2008 13:16 |
| Griechenland | ANA | 06.05.2008 13:16 |
| Großbritannien | The Financial Times | 06.05.2008 13:16 |
| Großbritannien | FT.com | 06.05.2008 13:16 |
| Großbritannien/Irland | Press Association | 06.05.2008 13:16 |
| Irland | Irish Independent | 06.05.2008 13:16 |
| Irland | The Irish Times | 06.05.2008 13:16 |
| Island | Vidskiptabladid | 06.05.2008 13:16 |
| Island | mbl.is | 06.05.2008 13:16 |
| Italien | Il Sole 24 Ore | 06.05.2008 13:16 |
| Italien | AGI | 06.05.2008 13:16 |
| Kroatien | Poslovni dnevnik | 06.05.2008 13:16 |
| Kroatien | Banka magazine | 06.05.2008 13:16 |
| Kroatien | Hina | 06.05.2008 13:16 |
| Lettland | Dienas Bizness | 06.05.2008 13:16 |
| Lettland | FinanceNet | 06.05.2008 13:16 |
| Liechtenstein | Liechtensteiner Volksblatt | 06.05.2008 13:16 |
| Liechtenstein | Radio Liechtenstein | 06.05.2008 13:16 |
| Litauen | Verslo Zinios | 06.05.2008 13:16 |
| Luxemburg | Luxemburger Wort | 06.05.2008 13:16 |
| Luxemburg | wort.lu | 06.05.2008 13:16 |

| | | | |
|---|---|---|---|
| | Malta | Independent | 06.05.2008 13:16 |
| | Malta | The Times of Malta | 06.05.2008 13:16 |
| | Niederlande | Financieele Dagblad | 06.05.2008 13:16 |
| | Niederlande | IEX.nl | 06.05.2008 13:16 |
| | Niederlande | ANP | 06.05.2008 13:16 |
| | Norwegen | aftenposten.no | 06.05.2008 13:16 |
| | Norwegen | Aftenposten | 06.05.2008 13:16 |
| | Norwegen | NTB | 06.05.2008 13:16 |
| | Polen | Gazeta Prawna | 06.05.2008 13:16 |
| | Polen | Parkiet | 06.05.2008 13:16 |
| | Polen | PAP | 06.05.2008 13:16 |
| | Portugal | Expresso | 06.05.2008 13:16 |
| | Portugal | Lusa | 06.05.2008 13:16 |
| | Portugal | Diario Economico | 06.05.2008 13:16 |
| | Rumänien | Capital | 06.05.2008 13:16 |
| | Rumänien | Ziarul financiar | 06.05.2008 13:16 |
| | Rumänien | Rompres | 06.05.2008 13:16 |
| | Schweden | Dagens Industri | 06.05.2008 13:16 |
| | Schweden | e24 | 06.05.2008 13:16 |
| | Schweden | TT | 06.05.2008 13:16 |
| | Schweiz | AWP | 06.05.2008 13:16 |
| | Schweiz | Finanz und Wirtschaft | 06.05.2008 13:16 |
| | Schweiz | finanzinfo.ch | 06.05.2008 13:16 |
| OMX | Skandinavien / Baltikum | OMX Group | 06.05.2008 13:16 |

| | | |
|---|---|---|
| Slowakei | Hospodarske noviny | 06.05.2008 13:16 |
| Slowakei | oPeniazoch | 06.05.2008 13:16 |
| Slowakei | TASR | 06.05.2008 13:16 |
| Slowenien | Finance | 06.05.2008 13:16 |
| Slowenien | Kapital (not daily) | 06.05.2008 13:16 |
| Slowenien | STA | 06.05.2008 13:16 |
| Spanien | La Gacetta | 06.05.2008 13:16 |
| Spanien | CincoDias | 06.05.2008 13:16 |
| Spanien | EFE | 06.05.2008 13:16 |
| Tschechische Republik | Hospodarske Noviny | 06.05.2008 13:16 |
| Tschechische Republik | hn.ihned.cz | 06.05.2008 13:16 |
| Tschechische Republik | CTK | 06.05.2008 13:16 |
| Ungarn | MTI | 06.05.2008 13:16 |
| Ungarn | magyartokepiac.hu | 06.05.2008 13:16 |
| Ungarn | Magyar Tokepiac | 06.05.2008 13:16 |
| Zypern | xak.com | 06.05.2008 13:16 |
| Zypern | CNA | 06.05.2008 13:16 |
| Zypern | Financial Mirror | 06.05.2008 13:16 |
| Österreich | WirtschaftsBlatt | 06.05.2008 13:16 |
| Österreich | wirtschaftsblatt.at | 06.05.2008 13:16 |
| Österreich | APA | 06.05.2008 13:16 |

elektronischer
# Bundesanzeiger



Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

**Daten zur Veröffentlichung:**

| | |
|---|---|
| Veröffentlichungsmedium: | Internet |
| Internet-Adresse: | www.ebundesanzeiger.de |
| Veröffentlichungsdatum: | 08. Mai 2008 |
| Rubrik: | Aktiengesellschaften |
| Art der Bekanntmachung: | Dividende |
| Veröffentlichungspflichtiger: | MTU Aero Engines Holding AG, München |
| Fondsname: | |
| ISIN: | |
| Auftragsnummer: | 080512004684 |
| Verlagsadresse: | Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln |

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

# MTU Aero Engines Holding AG

München

WKN A0D 9PT
ISIN DE000A0D9PT0

## Dividendenbekanntmachung

Die ordentliche Hauptversammlung der MTU Aero Engines Holding AG vom 30. April 2008 hat beschlossen, aus dem Bilanzgewinn des Geschäftsjahres 2007 eine Dividende von 0,93 € je dividendenberechtigter Stückaktie auszuschütten.

Die Auszahlung der Dividende erfolgt ab dem 02. Mai 2008 unter Abzug von 20 % Kapitalertragsteuer sowie 5,5 % Solidaritätszuschlag auf die Kapitalertragsteuer (zusammen 21,1 %). Die einbehaltene Kapitalertragsteuer und der Solidaritätszuschlag können bei in Deutschland unbeschränkt steuerpflichtigen Aktionären im Rahmen der Veranlagung zur deutschen Einkommensteuer angerechnet werden.

Der Abzug der Kapitalertragsteuer und des Solidaritätszuschlages entfällt bei Aktionären, die ihrem inländischen depotführenden Kreditinstitut rechtzeitig eine Nichtveranlagungsbescheinigung oder einen Freistellungsauftrag mit ausreichendem Freistellungsumfang vorgelegt haben, der noch nicht durch andere Kapitaleinkünfte aufgezehrt ist.

Die Zahlstelle unserer Gesellschaft ist die Deutsche Bank AG, Frankfurt am Main.

München, im Mai 2008

**MTU Aero Engines Holding AG**

*Der Vorstand*

elektronischer
# Bundesanzeiger



Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

**Daten zur Veröffentlichung:**

| | |
|---|---|
| Veröffentlichungsmedium: | Internet |
| Internet-Adresse: | www.ebundesanzeiger.de |
| Veröffentlichungsdatum: | 08. Mai 2008 |
| Rubrik: | Aktiengesellschaften |
| Art der Bekanntmachung: | Sonstiges |
| Veröffentlichungspflichtiger: | MTU Aero Engines Holding AG, München |
| Fondsname: | |
| ISIN: | |
| Auftragsnummer: | 080512004693 |
| Verlagsadresse: | Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln |

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

# MTU Aero Engines Holding AG

München

WKN A0D 9PT
ISIN DE000A0D9PT0

## Mitteilung über die Beschlussfassung zum Erwerb eigener Aktien gemäß § 30b Abs. 1 Ziffer 2 WpHG

Die Hauptversammlung der MTU Aero Engines Holding AG hat am 30. April 2008 beschlossen, die Gesellschaft zu ermächtigen, bis zum 30. Oktober 2009 Aktien der Gesellschaft zu erwerben, und zwar nach Maßgabe der näheren Bestimmungen des am 14. März 2008 im elektronischen Bundesanzeiger veröffentlichten Punktes 7 der Tagesordnung der Hauptversammlung der MTU Aero Engines Holding AG. Die aufgrund dieses Beschlusses erworbenen Aktien können auch eingezogen werden.

München, im Mai 2008

**MTU Aero Engines Holding AG**

*Der Vorstand*

## FERINO, Petra



**Von:** newsroom@dgap.de
**Gesendet:** Donnerstag, 8. Mai 2008 17:05
**An:** FERINO, Petra
**Betreff:** Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Voting Rights announcement**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed an Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

**MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung**

08.05.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Barclays Global Investors UK Holdings Ltd, London, England, hat uns am 6. Mai 2008 folgendes mitgeteilt:

We, Barclays Global Investors UK Holdings Ltd, London, England, would like to make the following notifications regarding the holding of voting rights held in MTU Aero Engines Holding AG, München, according to §§ 21, 22 WpHG in the name of our subsidiary Barclays Global Investors NA, San Francisco, California, USA.

Notification of voting rights in the name and on our behalf of Barclays Global Investors NA

Barclays Global Investors NA, San Francisco, USA, exceeded the 3% threshold of § 21 para. 1 WpHG on 29 April 2008 and at that date held 3.06% of the voting rights (i.e. 1,590,716. shares with voting rights) in MTU Aero Engines Holding AG, München.

Barclays Global Investors NA was attributed these 3.06% of the voting rights (i.e. 1,590,716 shares with voting rights) in MTU Aero Engines Holding AG pursuant to § 22 para. 1 sent. 1 no. 6 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

---------------------------------------------------------------------------
-

| | |
|---|---|
| Sprache: | Deutsch |
| Emittent: | MTU Aero Engines Holding AG<br>Dachauer Straße 665<br>80995 München<br>Deutschland |
| Internet: | www.mtu.de |

---------------------------------------------------------------------------
-

Ende der Mitteilung DGAP Meldepflichten-Service



---------------------------------------------------------------------------
-

Ende der Mitteilung

**DGAP Meldepflichten-Service**
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| Verbreitungssystem / News wire | | Einspeisung / Release |
|---|---|---|
| | Bloomberg | 08.05.2008 17:04 |
| | Reuters | 08.05.2008 17:04 |
| vwd: | vwd | 08.05.2008 17:04 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium / Media | | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 08.05.2008 17:04 |
| | dpa-afx | 08.05.2008 17:04 |
| | dgap.de | 08.05.2008 17:04 |
| | FTD | 08.05.2008 17:04 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 08.05.2008 17:04 |
| Belgien | De Tijd | 08.05.2008 17:04 |
| Belgien | Belga | 08.05.2008 17:04 |
| Bulgarien | Pari | 08.05.2008 17:04 |
| Bulgarien | econ.bg | 08.05.2008 17:04 |
| Bulgarien | BTA | 08.05.2008 17:04 |
| Dänemark | Borsen | 08.05.2008 17:04 |
| Dänemark | ErhvervsBladet | 08.05.2008 17:04 |
| Estland | Postimees | 08.05.2008 17:04 |
| Estland | Eesti Ekspress | 08.05.2008 17:04 |
| Estland/Lettland/Litauen | BNS | 08.05.2008 17:04 |

| | | | |
|---|---|---|---|
| | Finnland | Kauppalehti Oy | 08.05.2008 17:04 |
| | Finnland | Helsingin Sanomat | 08.05.2008 17:04 |
| | Frankreich | Les Echos | 08.05.2008 17:04 |
| | Frankreich | boursier.com | 08.05.2008 17:04 |
| | Frankreich | AFP | 08.05.2008 17:04 |
| | Griechenland | Express | 08.05.2008 17:04 |
| | Griechenland | Reporter.gr | 08.05.2008 17:04 |
| | Griechenland | ANA | 08.05.2008 17:04 |
| | Großbritannien | The Financial Times | 08.05.2008 17:04 |
| | Großbritannien | FT.com | 08.05.2008 17:04 |
| | Großbritannien/Irland | Press Association | 08.05.2008 17:04 |
| | Irland | Irish Independent | 08.05.2008 17:04 |
| | Irland | The Irish Times | 08.05.2008 17:04 |
| | Island | Vidskiptabladid | 08.05.2008 17:04 |
| | Island | mbl.is | 08.05.2008 17:04 |
| | Italien | Il Sole 24 Ore | 08.05.2008 17:04 |
| | Italien | AGI | 08.05.2008 17:04 |
| | Kroatien | Poslovni dnevnik | 08.05.2008 17:04 |
| | Kroatien | Banka magazine | 08.05.2008 17:04 |
| | Kroatien | Hina | 08.05.2008 17:04 |
| | Lettland | Dienas Bizness | 08.05.2008 17:04 |
| | Lettland | FinanceNet | 08.05.2008 17:04 |
| | Liechtenstein | Liechtensteiner Volksblatt | 08.05.2008 17:04 |
| | Liechtenstein | Radio Liechtenstein | 08.05.2008 17:04 |

| | | |
|---|---|---|
| Litauen | Verslo Zinios | 08.05.2008 17:04 |
| Luxemburg | Luxemburger Wort | 08.05.2008 17:04 |
| Luxemburg | wort.lu | 08.05.2008 17:04 |
| Malta | Independent | 08.05.2008 17:04 |
| Malta | The Times of Malta | 08.05.2008 17:04 |
| Niederlande | Financieele Dagblad | 08.05.2008 17:04 |
| Niederlande | IEX.nl | 08.05.2008 17:04 |
| Niederlande | ANP | 08.05.2008 17:04 |
| Norwegen | aftenposten.no | 08.05.2008 17:04 |
| Norwegen | Aftenposten | 08.05.2008 17:04 |
| Norwegen | NTB | 08.05.2008 17:04 |
| Polen | Gazeta Prawna | 08.05.2008 17:04 |
| Polen | Parkiet | 08.05.2008 17:04 |
| Polen | PAP | 08.05.2008 17:04 |
| Portugal | Expresso | 08.05.2008 17:04 |
| Portugal | Lusa | 08.05.2008 17:04 |
| Portugal | Diario Economico | 08.05.2008 17:04 |
| Rumänien | Capital | 08.05.2008 17:04 |
| Rumänien | Ziarul financiar | 08.05.2008 17:04 |
| Rumänien | Rompres | 08.05.2008 17:04 |
| Schweden | Dagens Industri | 08.05.2008 17:04 |
| Schweden | e24 | 08.05.2008 17:04 |
| Schweden | TT | 08.05.2008 17:04 |
| Schweiz | AWP | 08.05.2008 17:04 |

| | | |
|---|---|---|
| Schweiz | Finanz und Wirtschaft | 08.05.2008 17:04 |
| Schweiz | finanzinfo.ch | 08.05.2008 17:04 |
| Skandinavien / Baltikum | OMX Group | 08.05.2008 17:04 |
| Slowakei | Hospodarske noviny | 08.05.2008 17:04 |
| Slowakei | oPeniazoch | 08.05.2008 17:04 |
| Slowakei | TASR | 08.05.2008 17:04 |
| Slowenien | Finance | 08.05.2008 17:04 |
| Slowenien | Kapital (not daily) | 08.05.2008 17:04 |
| Slowenien | STA | 08.05.2008 17:04 |
| Spanien | La Gacetta | 08.05.2008 17:04 |
| Spanien | CincoDias | 08.05.2008 17:04 |
| Spanien | EFE | 08.05.2008 17:04 |
| Tschechische Republik | Hospodarske Noviny | 08.05.2008 17:04 |
| Tschechische Republik | hn.ihned.cz | 08.05.2008 17:04 |
| Tschechische Republik | CTK | 08.05.2008 17:04 |
| Ungarn | MTI | 08.05.2008 17:04 |
| Ungarn | magyartokepiac.hu | 08.05.2008 17:04 |
| Ungarn | Magyar Tokepiac | 08.05.2008 17:04 |
| Zypern | xak.com | 08.05.2008 17:04 |
| Zypern | CNA | 08.05.2008 17:04 |
| Zypern | Financial Mirror | 08.05.2008 17:04 |
| Österreich | WirtschaftsBlatt | 08.05.2008 17:04 |
| Österreich | wirtschaftsblatt.at | 08.05.2008 17:04 |
| Österreich | APA | 08.05.2008 17:04 |

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